EXHIBIT 99.1 PRC MEMBER LLC AND SUBSIDIARY CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM SEPTEMBER 10, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

PRC MEMBER LLC AND SUBSIDIARY CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM SEPTEMBER 10, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004 TABLE OF CONTENTS

INDEPENDENT AUDITORS’ REPORT

To the Members
PRC Member LLC
White Plains, New York

We have audited the accompanying consolidated balance sheet of PRC Member LLC and Subsidiary (the “Company”) as of December 31, 2004, and the related consolidated statements of operations, members’ capital, and cash flows for the period from September 10, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and the consolidated results of its operations and its cash flows for the period from September 10, 2004 (date of inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The Schonbraun McCann Group LLC

Roseland, New Jersey
February 24, 2005

PRC MEMBER LLC AND SUBSIDIARY CONSOLIDATED BALANCE SHEET DECEMBER 31, 2004 (Dollar amounts in thousands)

ASSETS

Investment in real estate, at cost net of accumulated depreciation of $163	$23,258

Other Assets
Cash and cash equivalents	5
Escrow deposits	165
Rents and other receivables	186
In place lease value, net of accumulated amortization of $245	2,519
Acquired lease rights, net of accumulated amortization of $82	1,761
Deferred financing costs, net of accumulated amortization of $64	449
Other assets	27

$28,370

LIABILITIES AND MEMBERS’ EQUITY

Liabilities
Mortgage note payable	$22,962
Mezzanine note payable – members	2,600
Due to affiliates	612
Deferred revenue	158
Accounts payable, accrued expenses and other liabilities	76
Acquired lease obligations, net of accumulated amortization of $36	745

27,153

Members’ Equity	1,217

$28,370

The accompanying notes are an integral part of the consolidated financial statement.
2

PRC MEMBER LLC AND SUBSIDIARY CONSOLIDATED STATEMENT OF OPERATIONS FOR THE PERIOD FROM SEPTEMBER 10, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004 (Dollar amounts in thousands)

Revenue
Rental	$954
Tenant reimbursements	329
Interest and other income	13

1,296

Expenses
Rental property operating and maintenance expenses	440
Real estate taxes	97
Interest	435
Depreciation and amortization	472
General and administrative	73

1,517

Net Loss	$(221)

The accompanying notes are an integral part of the consolidated financial statement.
3

PRC MEMBER LLC AND SUBSIDIARY CONSOLIDATED STATEMENT OF MEMBERS’ CAPITAL FOR THE PERIOD FROM SEPTEMBER 10, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004 (Dollar amounts in thousands)

	Presidential Realty Corp.	David Lichtenstein	Cedar Asset Management, LLC	Total

Initial capital contribution	$1,438	$—	$—	$1,438

Net loss	(64)	(155)	(2)	(221)

Balance at December 31, 2004	$1,374	$(155)	$(2)	$1,217

The accompanying notes are an integral part of the consolidated financial statement.
4

PRC MEMBER LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM SEPTEMBER 10, 2004
(DATE OF INCEPTION)
TO DECEMBER 31, 2004
(Dollar amounts in thousands)
Increase (decrease) in cash

Cash Flows From Operating Activities:
Net loss	$(221)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	472
Net change in revenue related to acquired lease rights/obligations and deferred rent receivable	41
Rents and other receivables	(181)
Escrow deposits	(165)
Other assets	(27)
Accounts payable, accrued expenses and other liabilities	76
Due to affiliates, net	612
Deferred revenue	158

Net cash provided by operating activities	765

Cash Flows Used In Investing Activities:
Real estate acquisition	(27,247)

Net cash used in investing activities	(27,247)

Cash Flows From Financing Activities:
Proceeds from mortgage loan payable	22,962
Proceeds from mezzanine notes payable	2,600
Deferred financing costs	(513)
Capital contribution	1,438

Net cash provided by financing activities	26,487

Net increase in cash and cash equivalents	5

Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$5

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period ended for:
Interest	$328

The accompanying notes are an integral part of the consolidated financial statement.
5

PRC MEMBER LLC AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 (Dollar amounts in thousands)

1.	ORGANIZATION AND DESCRPTION OF BUSINESS

	a.	Formation

PRC Member LLC was organized under the laws of the Commonwealth of Delaware on September 10, 2004, as a limited liability company (the “Company”). The purpose of the Company is to acquire, own, develop and manage a 552,000 square foot retail mall located in Martinsburg, West Virginia (the “Property”). The Company acquired the Property on September 24, 2004. Tenants include national and regional retail chains, as well as local retailers. As of December 31, 2004, members of the Company and their respective percentage interests and initial contributions are as follow:

	Ownership Percentage	Initial Contributions

Presidential Realty Corp. (Managing Member)	29%	$1,438
David Lichtenstein	70%	—
Cedar Asset Management, LLC	1%	—

		$1,438

b.	Cash Distribution, Profit and Loss Allocations

The Company commenced operations on September 10, 2004 and shall continue to operate until dissolved per the operating agreement. The liability of each of the members is limited to the amount of capital contributed.

Distributions of proceeds shall be distributed to the Members at the reasonable discretion of the Managing Member, subject to the terms and conditions of all indebtedness of the Company; provided that cash flow shall be distributed not less than annually and capital proceeds shall be distributed not later than forty-five days from the closing of the transaction giving rise to such capital proceeds.

6

PRC MEMBER LLC AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 (Dollar amounts in thousands)

1.	ORGANIZATION AND DESCRPTION OF BUSINESS (Continued)

	b.	Cash Distribution, Profit and Loss Allocations (continued)

Distributions of cash flow shall be made to the members as follows:

(a)
First, to the Managing Member, until the Managing Member has received an aggregate amount equal to an accrued return of 11% per annum (“Preferred Return”) of the Managing Member’s unreturned capital contribution ($1,438 as of December 31, 2004).

(b)	Then, to the members in accordance with their respective ownership percentages.

Capital proceeds shall be distributed to the members as follows:

(a)	First, to the Managing Member, until the Managing Member has received an aggregate amount equal to an accrued return of 11% per annum on the Managing Member’s unreturned capital contribution.

(b)	Then, to the Managing Member, until the Managing Member has received an aggregate amount equal to the Managing Member’s capital contribution ($1,438 as of December 31, 2004).

(c)	Then, to the members in accordance with their respective ownership percentages.

c.	Allocation of Income and Losses

For financial reporting purposes, income is allocated based upon the cash flow distribution formula above. Losses are allocated pro rata based upon membership interests.
7

PRC MEMBER LLC AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 (Dollar amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a.	Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

	b.	Principles of Consolidation

The consolidated financial statements include the accounts PRC Member LLC and its wholly owned subsidiary Martinsburg Mall, LLC. All material intercompany transactions have been eliminated in consolidation.

c.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of investments in real estate, valuation of receivables and the allocation of purchase price to acquired lease rights and obligations and in-place lease values. Actual results could differ from those amounts.

d.	Cash and Cash Equivalents

For purposes of the statement of cash flow, the Company considers short-term investments with maturities of 90 days or less when purchased to be cash equivalents.

e.	Marketing

General marketing and advertising costs are expensed as incurred.
8

PRC MEMBER LLC AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 (Dollar amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f.	Revenue Recognition and Tenant Receivables

Base rental revenues from the Property are recognized on a straight-line basis over the noncancelable terms of the related leases, which are all accounted for as operating leases. “Percentage rent” or rental revenue which is based upon a percentage of the sales recorded by the Company’s tenants, is recognized in the period in which the tenants achieve their specified threshold per their lease agreements. These amounts are included in rental revenue in the accompanying consolidated financial statements.

Rental income is also recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, whereby the amortization of acquired favorable leases and acquired unfavorable leases is recognized as a reduction of or an addition to base rental income, respectively, over the terms of the respective leases. The net amount included as an addition to base rental income for the period ended December 31, 2004, was approximately $46.

Reimbursements from tenants related to real estate taxes, insurance and certain other operating expenses are recognized as revenue, based on a predetermined formula, in the period the applicable costs are incurred. Lease termination fees are recognized when the related leases are cancelled, the tenant surrenders the space, and the Company has no continuing obligation to provide services to such former tenants.

The Company provides an allowance for doubtful accounts against the portion of tenant receivables which is estimated to be uncollectible. Management of the Company reviews its allowance for doubtful accounts monthly. Balances that are past due over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered doubtful. Allowance for doubtful accounts for the period ended December 31, 2004 was approximately $10. Two national retail tenants accounted for approximately 37% of rents and other receivables, one tenant accounted for 24% and the other for 13%, at December 31, 2004.

9

PRC MEMBER LLC AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 (Dollar amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	g.	Deferred Charges

Deferred leasing commissions, acquired in-place lease value, and other direct costs associated with the acquisition of tenants are capitalized and amortized on a straight-line basis over the terms of the related leases. Loan costs are capitalized and amortized to interest expense over the term of the related loan using a method that approximates the effective-interest method.

	h.	Real Estate and Depreciation

Real estate is stated at historical cost less accumulated depreciation. The building and improvements thereon are depreciated on the straight-line basis over an estimated useful life of 40 years. Tenant improvements are depreciated on the straight-line basis over the shorter of the lease term or their estimated useful life. Equipment is being depreciated on the straight-line basis over estimated useful lives of 5 to 7 years.

Improvements and replacements are capitalized when they extend the useful life or improve the efficiency of the asset. Repairs and maintenance are charged to expense as incurred.

	i.	Impairment of Long-Lived Assets

Management assesses whether there has been impairment in the value of its long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. Management believes no impairment in the net carrying values of the investments in real estate has occurred.

10

PRC MEMBER LLC AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 (Dollar amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	j.	Purchase Accounting for Acquisition of Interest in Real Estate Entities

Management allocated the purchase price of property to tangible and identified intangible assets acquired based on its fair value in accordance with the provisions of SFAS No. 141, Business Combinations. The fair value of the tangible assets of an acquired property (which includes land, building, and improvements) is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land, building and improvements based on management’s determination of the relative fair values of these assets. Management determines the “as-if-vacant” fair value of a property using methods similar to those used by independent appraisers.

Factors considered by management in performing analyses of the value of identified intangible assets acquired include an estimate of carrying costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions, legal and other related costs.

In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values (included in the acquired lease rights in the accompanying consolidated balance sheet) are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values (presented as acquired lease obligations in the accompanying consolidated balance sheet) are amortized as an increase to rental income over the initial term in the respective leases.

11

PRC MEMBER LLC AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 (Dollar amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	j.	Purchase Accounting for Acquisition of Interest in Real Estate Entities
(continued)

The aggregate value of other acquired intangible assets, consisting of in-place leases and tenant relationships, is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property as if vacant, determined as set forth above. This aggregate value is allocated between in-place lease values and tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease; however, the value of tenant relationships has not been separated from in-place lease value for the additional interests in real estate entities acquired by the Company because such value and its consequence to amortization expense is immaterial for this particular acquisition. The value of in-place leases exclusive of the value of above-market and below-market in-place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off.

Purchase accounting was applied, on a pro-rata basis, to the assets and liabilities related to the Property. The results of operations of the Property since acquisition are included in the accompanying consolidated statement of operations of the Company. The purchase price of the Property, including closing costs, was $27,247. The fair value of the real estate acquired was allocated to the acquired tangible assets, consisting of land and building and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationship, if any, based in each case on their fair values.

The following are the amounts assigned to each major asset and liability caption at the acquisition date:

Land	$6,875
Building and improvements	13,756
Tenant improvements	2,790
Acquired lease rights (1)	1,843
Acquired lease obligations (1)	(781)
In-place lease value (1)	2,764

$27,247

(1)	These intangibles are being amortized over the remaining lease terms. The weighted average remaining lease terms are 10.5 years, 14.4 years and 15.9 years, respectively.
12

PRC MEMBER LLC AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 (Dollar amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k.	Income Taxes

The Company is a limited liability company which elected to be treated as a partnership for tax purposes and is, therefore, not subject to income taxes at the entity level. All income and losses pass through to the members and are reported by them individually for income tax purposes.

3.	ESCROW DEPOSITS

Escrow deposits include funds and other restricted deposits required in conjunction with the Company’s loan agreement. Such amounts are to be used for specific purposes, such as the payment of real estate taxes, insurance and capital improvements.

4.	REAL ESTATE

At December 31, 2004, real estate consists of the following:

Land	$6,875
Building and improvements	13,756
Tenant improvements	2,790

23,421
Less accumulated depreciation	163

$23,258

5.	MORTGAGE NOTE PAYABLE

On September 23, 2004, the Company with its affiliates, Lightstone Member LLC and Subsidiaries, borrowed $105 million from Wachovia Bank, at an interest rate of LIBOR plus 360 basis points (approximately 6% at December 31, 2004). The loan is payable interest only monthly and is secured by the real estate, an assignment of leases, rent and security deposits of Martinsburg Mall, LLC, Shenango Valley Mall, LLC, Mount Berry Square Mall, LLC, West Manchester Mall, LLC and Bradley Mall, LLC. The Company and its affiliate allocated $22,962 of the $105,000 mortgage loan to Martinsburg Mall, LLC. The loan matures in October 2006, with three one-year options to extend the loan for an extension fee of .125% of outstanding principal and repayment of a certain amount of principal.

13

PRC MEMBER LLC AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 (Dollar amounts in thousands)

6.	MEZZANINE NOTE PAYABLE - MEMBERS

The Company borrowed $2,600 from David Lichtenstein and Cedar Asset Management, LLC, members of the Company. The loans bear interest of 11% per annum, payable interest only monthly. The entire loan balances are due in September 2014. The loans are secured by an assignment of the Company’s ownership interest in its subsidiary, subject to the first mortgage lien to Wachovia Bank.

The loan has a prepayment penalty of 3% of principal. As of December 31, 2004, $75 was accrued as interest expense and is included in due to affiliates on the accompanying consolidated balance sheet.

7.	RELATED PARTY TRANSACTIONS

On September 24, 2004, the Company and an affiliate, Lightstone Member LLC (“Lightstone”) purchased five properties for a total of $110,675 from a third party. The Company and Lightstone allocated $27,000 and $247 to the purchase price and related costs associated with purchase of the Property, respectively, to the Company. These allocations were based upon a third-party appraisal.

In accordance with the mortgage note agreement, all cash receipts of the Company are deposited directly into a restricted lockbox account. Receipts are transferred daily to a restricted cash account held by Lightstone until the debt service is satisfied. Any excess cash is then transferred to an account held by Lightstone to pay the Property’s operating expenses. Lightstone received and is holding the Company’s receipts in excess of the Company’s expenses. Such amount is netted in the amounts due to affiliates in the accompanying consolidated balance sheet.

As of December 31, 2004, Prime Retail, the Property’s management company, which is an affiliate of certain members, charged $40 for management fees to the Company. This amount is netted in due to affiliates in the accompanying consolidated balance sheet.

The balance in due to affiliates represents a non-interest bearing advance from affiliated entities and is due upon demand.

See Note 6 for additional related party transactions.

8.	RENTALS UNDER OPERATING LEASES

The Company receives rental income from the leasing of retail shopping center space under operating leases. The Company recognizes income from its tenant operating leases on a straight-line basis over the respective lease terms and, accordingly, rental income in a given period will vary from actual contractual rental amounts due. In 2004, straight-line rent exceeded contractual rent by approximately $6.

14

PRC MEMBER LLC AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 (Dollar amounts in thousands)

8.	RENTALS UNDER OPERATING LEASES (Continued)

The minimum future base rentals due under non-cancelable operating leases as of December 31, 2004 are as follows:

2005	$2,691
2006	2,464
2007	2,130
2008	1,866
2009	1,624
Thereafter	3,080

$13,855

Minimum future rentals do not include amounts which are payable by certain tenants for the reimbursement of certain operating expenses. The leases include national and regional chains and local retailers, consequently, the Company’s credit risk is concentrated in the retail industry. One tenant accounted for more than 10% of the Company’s rental revenues. Rental income collected from this tenant aggregated $100 for the period ended December 31, 2004. At December 31, 2004, the Property was approximately 93% occupied.

9.	FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, 2004, the fair values of the Company’s mortgage and mezzanine notes payable approximate the carrying values as the terms are similar to those currently available to the Company for debt with similar risk and the same remaining maturities. The carrying amounts for cash and cash equivalents, restricted cash, rents and other receivables, due to affiliates, and accounts payable and other liabilities approximate fair value because of the short-term nature of these instruments.

10.	SUSEQUENT EVENT

On February 14, 2005, the Company distributed $203 to its members including $43 representing the preferred return due the Managing Member as of December 31, 2004.
15